ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

06018513

RECEIVED
2006 NOV 15 P 3:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FAX-ÜBERMI... SSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

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Nachricht/Message

SUPPL

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

dlw 11/16

Datum/Date: **15.11.2006**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 15 November 2006

Cross guarantee system: Cartel court gives go ahead for closer cooperation and a business combination

In connection with the legal actions taken by Bank Austria to try to prohibit Erste Bank der oesterreichischen Sparkassen AG and 46 Austrian savings banks from the further implementation of the cross-guarantee system, the Austrian Cartel Court has today come to an important decision.

In its ruling, the Cartel Court states that the supplementary agreements that have been signed by Erste Bank, the Cross Guarantee company and the savings bank of Wiener Neustadt (Lower Austria) as a model case are sufficient to form the basis for a business combination according to § 7 Kartellgesetz (Austrian Cartel Law). These supplementary agreements encompass involvement of Erste Bank in the nomination of board members, financial budgets and strategic business decisions.

Following this positive Cartel Court ruling, formal discussion with all Austrian savings banks can now be continued on a solid legal basis. A positive result of these negotiations is expected within the coming months.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.